EXHIBIT 12.1

CH ENERGY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges

			Year Ended December 31,
		Earnings: ($000)	2011	2010	2009	2008	2007
A.		Net income from Continuing Operations	$43,184	$40,330	$33,597	$30,968	$41,143
B.		Preferred Stock Dividends	970	970	970	970	970
C.		Federal and State Income Tax	23,813	19,214	22,269	20,663	22,567
	Less	Income from Equity Investments	735	(318)	228	568	1,895
	Plus	Cash Distribution from Equity Investments	895	871	1,775	2,463	3,427
D.		Earnings before Income Taxes and Equity Investments	$68,127	$61,703	$58,383	$54,496	$66,212
E.		Fixed Charges
		Interest on Other Long-Term Debt	26,520	22,973	20,999	20,518	18,653
		Other Interest	4,879	5,422	3,995	3,357	3,189
		Interest Portion of Rents(1)	952	960	1,043	1,220	1,278
		Amortization of Premium & Expense on Debt	1,084	913	956	982	963
		Preferred Stock Dividends Requirements of Central Hudson	1,428	1,386	1,551	1,565	1,452
		Total Fixed Charges	$34,863	$31,654	$28,544	$27,642	$25,535
	Less	Preferred Stock Dividends Requirements of Central Hudson	1,428	1,386	1,551	1,565	1,452
F.		Total Earnings	$101,562	$91,971	$85,376	$80,573	$90,295

		Preferred Dividend Requirements:
G.		Allowance for Preferred Stock Dividends Under IRC Sec. 247	$970	$970	$970	$970	$970
H.		Less Allowable Dividend Deduction	(127)	(127)	(127)	(127)	(127)
I.		Net Subject to Gross-Up	843	843	843	843	843
J.		Ratio of Earnings before Income Taxes and Equity Inv. To Net Income (D/(A+B))	1.543	1.494	1.689	1.706	1.572
K.		Preferred Dividend (Pre-tax) (I x J)	1,301	1,259	1,424	1,438	1,325
L.		Plus Allowable Dividend Deduction	127	127	127	127	127
M.		Preferred Dividend Factor	$1,428	$1,386	$1,551	$1,565	$1,452

N.		Ratio of Earnings to Fixed Charges (F/E)	2.9	2.9	3.0	2.9	3.5

(1)	The percentage of rent included in the fixed charges calculation is a reasonable approximation of the interest factor.